SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ISSUES €750M EUROBOND AT 1.125% FIXED FOR 6.5 YEARS

Ryanair today (8 Feb) announced that it has issued a 6.5 year, €750m, Eurobond at a fixed coupon of 1.125%. Ryanair is rated BBB+ (stable) by both Standard & Poor's and Fitch Ratings. These ratings reflect the ratings of Ryanair's business model which as a long established track record of profitability, cash generation, and an industry leading balance sheet. The bond will be listed on the Irish Stock Exchange which offers access to both Europe and the rest of the world. The joint bookrunners were BNP Paribas, Citigroup and Crédit Agricole.

Ryanair's Chief Financial Officer, Neil Sorahan said:

"We are pleased to have accessed the low cost Eurobond markets again. This €750m transaction was keenly priced at a fixed coupon of 1.125% p.a. This low cost finance will enable us to further reduce our aircraft ownership costs while continuing to offer the lowest fares and best customer service through our Always Getting Better programme as we grow to 200m customers p.a. by 2024."

For further information
please contact:                       Robin Kiely                            Piaras Kelly
                                                Ryanair DAC                         Edelman Ireland
                                                Tel: +353-1-9451271              Tel: +353-1-6789 333
                                                press@ryanair.com               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 08 February, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary